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20004538

Securities and Exchange Commission
Trading and Markets

FEB 2 4 2020

RECEIVED

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FEB 2 4 2020
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SEC FILE NUMBER
8-67059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PTP Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopemeadow Street, Suite 5
(No. and Street)

Simbury	**CT**	**06070**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Attilio A. Albani — **860-264-1595**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Co., PC
(Name - if individual, state last, first, middle name)

1500 Main Street	**Springfield**	**MA**	**01115**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Subscribed and sworn to before me this 10 day of February 2020 ~~2019~~

Notary Public

Lyndsay Neffinger
Notary Public
My Commission Expires 1/31/2024

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTP Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2020

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 1,190,049
Due from affiliate	3,660
Accounts receivable	4,915,716
Prepaid expenses	22,902
Security deposit	55,799
Property and equipment, net	19,714
Right -of- use asset	814,103
TOTAL ASSETS	$ 7,021,943

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 80,062
Deferred revenue	33,583
Lease liability	836,998
TOTAL LIABILITIES	950,643
Member's Equity	6,071,300
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,021,943

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:	
Success fees	$ 6,415,536
Fee income	241,750
Interest income	85,202
Expense reimbursement	72,267
TOTAL REVENUE	6,814,755
EXPENSES:	
Employee compensation and benefits	2,137,343
Professional fees	236,089
Occupancy	239,956
Regulatory fees	67,388
Communication and data processing	36,716
Depreciation expense	14,540
Travel	235,843
Office and other expenses	122,395
TOTAL EXPENSES	3,090,270
NET INCOME	$ 3,724,485

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's equity - December 31, 2018	$ 4,837,858
Withdrawals	(2,491,043)
Net income	3,724,485
Member's equity - December 31, 2019	$ 6,071,300

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 3,724,485
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	13,338
Changes in operating assets and liabilities:	
Accounts receivable	(1,745,453)
Prepaid asset	(22,902)
Accounts payable and accrued expenses	(52,754)
Deferred revenue	250
Lease liability accretion	22,895
Net cash provided by operating activities:	1,939,859
Cash flows from financing activities:	
Member withdrawals	(2,491,043)
Net cash used in financing activities	(2,491,043)
Net decrease in cash	(551,184)
Cash at December 31, 2018	1,741,233
Cash at December 31, 2019	$ 1,190,049

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenue from contracts with customers includes private placement fee revenue, retainer fees and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on private placement deals. Revenue for advisory arrangements (success fees) is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. The Company recognizes fees when investors are accepted in a private placement and the private placement fund accepts the investors commitment. The private placement fee revenue is a variable consideration and the constraints are evaluated for each individual contract. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer (fee income). In some circumstances, significant judgement is needed to determine the timing and measure of the progress appropriate for the revenue recognition under a specific contract. Retainers and other fees received from the customers prior to recognizing revenue are reflected as deferred revenue.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The Company provides an allowance for doubtful collections which is based on a review of outstanding collections, historical collection information, and existing economic conditions. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. At December 31, 2019, there was no reserve for uncollectable receivables.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and equipment

Property and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years for equipment and furniture and thirty-nine years for leasehold improvements). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2019 was $13,338.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company had $940,049 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,053,509 at December 31, 2019, which exceeds required net capital of $9,103 by $1,044,406. The ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.13 to 1.0.

NOTE 4. INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015 - 2019. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2019.

NOTE 5. PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment follows:

	December 31, 2019	Estimated Useful Life
Leasehold improvements	5,296	39 years
Equipment	23,811	3 years
Furniture and fixtures	65,144	3 years
	94,251	
Accumulated depreciation	(74,537)	
	19,714	

NOTE 6. PENSION AND PROFIT-SHARING PLANS

The Company sponsors a defined contribution 401k profit sharing plan that covers substantially all of its employees. Company matching contributions are made at the discretion of the member of the Company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit- sharing contribution. Contributions made to the plan for the year ended December 31, 2019 was $56,937.

NOTE 7. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2019, three customers accounted for approximately 15%, 16% and 31% of total revenues.

NOTE 8. COMMITMENTS-LEASES

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842), which supersedes the requirements in Topic 840, *Leases*. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.

NOTE 8. COMMITMENTS-LEASES (Continued)

The Company adopted this ASU on January 1, 2019 and recorded an increase in assets of $1,030,304 and an increase in liabilities of $1,030,304 on the statement of financial condition as a result of recognizing the right-of-use assets and lease liabilities.

The ASU requires operating leases be included as Right-of-use ("ROU") assets and lease liabilities recorded in the statement of financial condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company determines if an arrangement is a lease at inception. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used an incremental borrowing rate of 3% which approximates the U.S. Treasury rate. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. We have not elected the practical expedient to account for lease and non-lease components as one lease component. Additionally, the Company has elected the practical expedient whereby expired leases, existing operating lease classifications and initial direct costs will not be reassessed at inception.

The Company leases office space in Stamford, Connecticut through February 2025 and has an additional lease agreement for its main office, which expires on November 30, 2020. The agreements provide for monthly lease payments ranging from $16,130 to $16,500, with annual increases, as described in the agreement. The weighted average remaining lease term is 5 years.

NOTE 8 COMMITMENTS-LEASES (Concluded)

The components of lease expense were as follows:

	December 31, 2019
Amortization of ROU assets	$ 199,564
Interest on lease liabilities	9,163
Operating lease cost	$ 208,727

During the year ended December 31, 2019 the Company paid $196,470 of lease expense.

The Company's maturity analysis and reconciliation to its lease liability is presented in the table below.

Minimum Lease Payments

Years Ending December 31,	
2020	$ 198,128
2021	170,686
2022	174,043
2023	177,401
2024	180,759
2025	30,220
Total Lease Payments	931,237
Less: Discount to Present Value	94,239
Lease Liability as of December 31, 2019	$ 836,998

NOTE 9. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

PTP SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMISSION
DECEMBER 31, 2019

Net Capital	
Credits:	
Total member's equity	$ 6,071,300
Debits:	
Non-allowable assets	5,017,791
Net capital	1,053,509
Minimum net capital requirement (The greater of 5,000 or 6 2/3% of aggegate indebtedness)	9,103
Excess Net Capital	$ 1,044,406
Aggregate indebtedness	$ 136,540
Ratio of aggregate indebtedness to net capital	0.13 to 1

There were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form 17A-5 as of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i). The Company does not affect transactions for anyone defined as a customer under rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) PTP Securities, LLC (the "Company") identified the following provisions under 17 C.F.R. §240.15c3-3(k) under which the Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, paragraph (k)(2)(i) and (b) the Company stated that it met the identified exemption provision without exception throughout the period from January 1, 2019 to December 31, 2019. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2020

PTP SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2019

Assertions Regarding Exemption Provisions

I, as the managing member of Pinnacle Trust Partners, LLC ("the Company), am responsible for compliance with the annual reporting requirements under rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to final annual reports with the Securities Exchange commission (SEC) and the broker or dealer's designated examining authority (DEA). One of those reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2019 to December 31, 2019.

By:

Attilio A. Albani, Jr., managing member
February17, 2020